Exhibit 99.1

News Release

SouFun Announces Second Quarter 2014 Results, Changes to the Board and Management, and Declares Cash Dividends to Shareholders

BEIJING, China, August 7, 2014 – SouFun Holdings Limited (NYSE: SFUN) (“SouFun”), the leading real estate Internet portal in China, announced today its unaudited financial results for the second quarter of 2014. In addition, SouFun announced changes to SouFun’s Board of Directors (“Board”) and management and declared cash dividends to its shareholders.

Second Quarter 2014 Highlights

•	Revenue in the second quarter of 2014 was $168.2 million, a 16.7% increase from the corresponding period in 2013.

•	Operating income in the second quarter of 2014 was $81.7 million, a 7.8% increase from the corresponding period in 2013. Non-GAAP operating income in the second quarter of 2014 was $83.2 million, a 7.3% increase from the corresponding period in 2013. A description of the adjustments from GAAP to non-GAAP operating income is described below.

•	Net income attributable to SouFun’s shareholders was $68.2 million, representing a year-over-year increase of 23.2%. Fully diluted earnings per ADS was $0.15, an increase of 15.4% from the corresponding period in 2013.

•	Non-GAAP net income attributable to SouFun’s shareholders was $72.1 million, representing a year-over-year increase of 15.4%. Non-GAAP fully diluted earnings per ADS were $0.16, an increase of 6.7% from the corresponding period in 2013.

First Half 2014 Highlights

•	Revenue in the first half of 2014 was $289.4 million, a 23.0% increase from the corresponding period in 2013.

•	Operating income in the first half of 2014 was $131.3 million, a 16.1% increase from the corresponding period in 2013. Non-GAAP operating income in the first half of 2014 was $134.3 million, a 15.2% increase from the corresponding period in 2013.

•	Net income attributable to SouFun’s shareholders in the first half of 2014 was $109.7 million, representing a year-over-year increase of 31.0%. Fully diluted earnings per ADS were $0.25, an increase of 25.0% from the corresponding period in 2013.

•	Non-GAAP net income attributable to SouFun’s shareholders in the first half of 2014 was $119.9 million, representing a year-over-year increase of 25.3%. Non-GAAP fully diluted earnings per ADS in the first half of 2014 was $0.26, an increase of 13.0% from the corresponding period in 2013.

“SouFun experienced the slowest-growing quarter since its IPO four years ago.” said Vincent Mo, Executive Chairman of SouFun. “Change and transformation are needed, immediately. We are determined to deliver a broader and stronger SouFun to diverse property buyers and sellers with our solid internet and mobile platforms, transaction oriented functions, and financial services products.”

Second Quarter 2014 Results

Revenues

SouFun reported total revenues of $168.2 million for the second quarter of 2014, representing an increase of 16.7% from $144.1 million for the corresponding period in 2013, primarily driven by the growth in marketing services.

Revenue from marketing services was $74.3 million for the second quarter of 2014, an increase of 26.1% from $58.9 million for the corresponding period in 2013.

Revenue from e-commerce services was $48.6 million for the second quarter of 2014, an 8.1% increase from $45.0 million for the same period in 2013. The growth was primarily driven by increased penetration in more cities but negatively affected by the sluggish demand for new homes.

Revenue from listing services was $41.7 million for the second quarter of 2014, an increase of 8.5% from $38.4 million for the corresponding period in 2013. The growth in listing services was negatively affected by the slowdown in secondary home sales and our reduction in listing services fees.

Revenue from other value-added services was $3.6 million for the second quarter of 2014, an increase of 97.6% from $1.8 million for the corresponding period in 2013, mainly by an increase in real estate data related services.

Cost of Revenue

Cost of revenue was $29.3 million for the second quarter of 2014, an increase of 12.1 % from $26.1 million for the corresponding period in 2013. The increase in cost of revenue was mainly driven by the increase in staff costs and VAT taxes.

Gross margin was 82.6% for the second quarter of 2014, slightly improved from 81.9% for the corresponding period in 2013.

Operating Expenses

Operating expenses were $57.6 million for the second quarter of 2014, an increase of 35.9 % from $42.4 million for the corresponding period in 2013.

Selling expenses were $31.7 million for the second quarter of 2014, an increase of 38.2% from $23.0 million for the corresponding period in 2013, primarily due to increased staff costs and advertising and promotion expenses as we continued to increase headcount to support our service expansion and technology and product development, as well as increased spending for advertising campaigns.

General and administrative expenses were $25.9 million for the second quarter of 2014, an increase of 33.1% from $19.4 million for the corresponding period in 2013, primarily due to increased staff costs.

Operating Income

Operating income was $81.7 million for the second quarter of 2014, an increase of 7.8% from $75.8 million for the corresponding period in 2013.

Income Tax Expenses

Income tax expense was $23.9 million for the second quarter of 2014, a 3.4% decrease compared to $24.7 million for the corresponding period in 2013. Effective tax rate was 26% for the second quarter of 2014 as compared to 30.6% for the same period in 2013. The decrease in the effective tax rate was primarily due to a tax benefit from certain PRC subsidiaries obtaining tax exemption status in May 2014 for 2013 and 2014. And to a less extent, by the fact that certain subsidiaries were subject to 5% withholding tax rate for the second quarter of 2014 compared to 10% withholding tax rate in the corresponding period in 2013.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $68.2 million for the second quarter of 2014, a 23.2% increase from $55.4 million for the corresponding period in 2013. Fully diluted earnings per ADS was $0.15 for the second quarter of 2014, a 15.4% increase from $0.13 for the corresponding period in 2013.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $87.7 million for the second quarter of 2014, an increase of 8.7% as compared to $80.7 million for the corresponding period in 2013.

Cash

As of June 30, 2014, SouFun had cash, cash equivalents, and short-term investments of $927.3 million, compared to $943.7 million as of March 31, 2014. Cash flow from operating activities was $40.1 million for the second quarter of 2014, a 49.6% decrease from $79.6 million for the same period in 2013 mainly caused by the approximately $21.9 million entrusted loans provided to developers and home buyers under our financial services program and an approximately $27.2 million decrease in advance payments from our clients as compared to the second quarter of 2013.

First Half 2014 Results

Revenues

SouFun reported total revenues of $289.4 million for the first half of 2014, representing an increase of 23.0% from $235.2 million for the corresponding period in 2013, primarily driven by the growth in marketing services and listing services.

Revenue from marketing services was $121.3 million for the first half of 2014, an increase of 28.0% from $94.8 million for the corresponding period in 2013.

Revenue from e-commerce services was $78.0 million for the first half of 2014, a 9.4% increase from $71.3 million for the same period in 2013. The growth was primarily driven by increased penetration in more cities but negatively affected by the sluggish demand for new homes.

Revenue from listing services was $83.8 million for the first half of 2014, an increase of 28.4% from $65.3 million for the corresponding period in 2013, primarily due to the growth in the number of agency subscribers. As mentioned above, the growth in listing services was negatively affected by the slowdown in secondary home sales and our reduction in listing services fees.

Revenue from other value-added services was $6.2 million for the first half of 2014, an increase of 63.0% from $3.8 million for the corresponding period in 2013, due primarily to an increase in real estate data related service.

Cost of Revenue

Cost of revenue was $54.2 million for the first half of 2014, an increase of 17.4 % from $46.2 million for the corresponding period in 2013. The increase in cost of revenue was primarily due to the increase in staff costs and taxes.

Gross margin was 81.3% for the first half of 2014, slightly improved from 80.4% for the corresponding period in 2013.

Operating Expenses

Operating expenses were $104.5 million for the first half of 2014, an increase of 37.1 % from $76.2 million for the corresponding period in 2013.

Selling expenses were $59.3 million for the first half of 2014, an increase of 42.2% from $41.7 million for the corresponding period in 2013, primarily due to increased staff costs and advertising and promotion expenses as we continued to increase headcount to support our service expansion and technology and product development, as well as increased spending for advertising campaigns.

General and administrative expenses were $45.2 million for the first half of 2014, an increase of 31.0% from $34.5 million for the corresponding period in 2013, primarily due to increased staff costs.

Operating Income

Operating income was $131.3 million for the first half of 2014, an increase of 16.1% from $113.0 million for the corresponding period in 2013.

Income Tax Expenses

Income tax expense was $39.1 million for the first half of 2014, a 7.5% increase compared to $36.4 million for the corresponding period in 2013. The effective tax rate was 26.3% for the first half of 2014, compared to 30.3% for the corresponding period in 2013. The decrease in the effective tax rate was primarily due to a tax benefit from certain PRC subsidiaries obtaining tax exemption status in May 2014 for 2013 and 2014. And to a less extent, by the fact that certain subsidiaries were subject to 5% withholding tax rate for the first half of 2014 compared to 10% withholding tax rate in the corresponding period in 2013.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $109.7 million for the first half of 2014, an increase of 31.0% from $83.8 million for the corresponding period in 2013. Fully diluted earnings per ADS was $0.25 for the first half of 2014, a 25.0% increase from $0.20 for the corresponding period in 2013.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $142.5 million for the first half of 2014, an increase of 17.3% as compared to $121.6 million for the corresponding period in 2013.

Cash

Cash flow from operating activities was $166.3 million for the first half of 2014, a 19.3% increase from $139.4 million for the same period in 2013.

Business Outlook

SouFun adjusts its revenue guidance for 2014 from between $780.0 million and $796.0 million, or a year-over-year increase of between 22.5% and 25%, to between $727.0 million and $739.0 million, or a year-over-year increase of between 14% and 16%. SouFun is adjusting its revenue guidance for 2014 in light of the slowdown in the real estate market in China, our reduction in fees we charge for listing services for the remainder of 2014, and longer time for new businesses to contribute significantly to revenue growth. This forecast reflects SouFun’s current and preliminary view, which is subject to change and may not reflect actual results.

Changes to the Board of Directors and Management

SouFun also announced that its Board has approved the following changes to the directors and management, effective immediately:

•	Mr. Jeff Xuesong Leng resigned from the Board.

•	Mr. Sol Trujillo was appointed an independent director to the Board. Mr. Trujillo is an international business executive with three decades’ experience as CEO of large market cap global companies in the US, the EU and Asia Pacific, including US West (now CenturyLink), Orange (now France Telecom) and Telstra, the Australian communications company. A digital pioneer operating in the telecommunications, technology, and media space, he has been a long-time champion of high-speed broadband and a pioneer and innovator of smartphone and the mobile internet to stimulate productivity and innovation across all sectors of the economy. He has managed operations in more than 25 countries – including developed and emerging markets from the EU and North America to China, South Asia, Africa and the Middle East. He currently sits on corporate boards in the US, EU and China – including Western Union and ProAmerica Bank in the US and in Asia, Silk Road Technologies in China, where he is Board chairman. In the public sector, Mr. Trujillo served as trade policy advisor to the Clinton and Bush administrations and remains active on public policy issues related to immigration, trade, productivity and fiscal affairs. Mr. Trujillo earned his B.S. in Business and an MBA in Finance from University of Wyoming.

•	Mr. Richard Jiangong Dai resigned from the President and Chief Executive Officer (“CEO”) as he has enrolled in Stanford University and is studying full-time in the U.S. Mr. Dai will remain as a director of the Board.

•	Mr. Vincent Tianquan Mo, SouFun’s founder and Executive Chairman of the Board, is appointed the CEO.

Cash Dividends to Shareholders

In addition, SouFun announced today that its Board of Directors has approved and declared a cash dividend of US$1.00 per share on SouFun’s ordinary shares. Five SouFun’s American depositary shares (“ADS”) represent one ordinary share.

The cash dividend will be paid by August 29, 2014 to shareholders of record as of the close of business on August 18, 2014. Dividends will be paid to SouFun’s ADS holders through the depositary bank, JPMorgan Chase Bank, N.A., subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

Conference Call Information

SouFun’s management team will host a conference call on the same day at 8:00 AM U.S. EST (8:00 PM Beijing / Hong Kong time). The dial-in details for the live conference call are:

The dial-in details for the live conference call are:

International Toll:	+65 6723-9381

Local Toll:

United States	+1 866-519-4004/+1 845-675-0437

Hong Kong	+852 800-930-346

Mainland China	+86 400-620-8038 / +86 800-819-0121

Conference ID number:	7844 1729

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 PM U.S. EDT on August 7 through 9:59 PM August 15, 2014. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299

Toll-Free:

United States	+1 855-452-5696 / +1 646-254-3697

Hong Kong	+852 800-963-117 / +852 3051-2780

Mainland China	+86 400-602-2065 / +86 800-870-0206

Conference ID number:	7844 1729

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.soufun.com.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2013. Through SouFun’s websites, it provides marketing, e-commerce, listing, and other value-added services for China’s fast-growing real estate and home-related sectors. SouFun’s Internet portal is highly focused on user experience, and supports SouFun’s users in seeking information on the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 370 cities in China. For more information about SouFun, please visit http://ir.fang.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the revenue outlook for 2014, conditions in the PRC real estate market and the success of SouFun’s strategic and operational plans and focus, the impact of government policies and China’s real estate and home furnishings market. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of the slowdown in the PRC real estate market on SouFun and the impact on revenues of our existing and new service fees reductions, the ability of SouFun to retain real estate listing agencies as customers during challenging economic periods, the success of SouFun’s new business initiatives, the ability of SouFun to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China’s real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China’s home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents we have filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income and (3) non-GAAP basic and diluted earnings per ordinary share and (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, realized gain on available-for-sale security, interest income and expenses, income tax expenses, and depreciation expense for the three months ended June 30, 2014 and the first half of 2014, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Mr. Hong Zhao

Vice President of Finance

SouFun Holdings Limited

Phone: +86-10-5631 8707

Email: hongzhao@soufun.com

Or

Ms. Yiwen Zhang

Investor Relations Manager

SouFun Holdings Limited

Phone: +86-10-5631 8659

E-mail: zhangyiwen@soufun.com

SouFun Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except as noted)

	June 30,	Dec 31,
	2014	2013
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	239,191	581,010
Restricted cash, current	—	255,917
Short-term investments	688,123	10,138
Accounts receivable, net	53,349	44,541
Funds receivable	18,684	37,124
Prepayment and other current assets	27,170	31,758
Loan receivable	21,896	—
Deferred tax assets, current	3,379	3,165

Total current assets	1,051,792	963,653

Non-current assets:
Property and equipment, net	217,615	221,442
Restricted cash, non-current	206,343	257,499
Deferred tax assets, non-current	1,815	1,728
Deposit for non-current assets	75,963	38,140
Long-term investments	49,506	—
Other non-current assets	25,935	22,627

Total non-current assets	577,177	541,436

Total assets	1,628,969	1,505,089

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	—	90,000
Deferred revenue	134,031	115,043
Accrued expenses and other liabilities	171,678	143,292
Income tax payable	16,367	43,688
Customers’ refundable fees	75,140	53,066
Amounts due to a related party	937	537

Total current liabilities	398,153	445,626
Non-current liabilities:
Long-term loans	180,750	180,750
Convertible senior notes	400,000	350,000
Deferred tax liabilities, non-current	97,203	84,767
Other non-current liabilities	403	479

Total non-current liabilities	678,356	615,996

Total Liabilities	1,076,509	1,061,622

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 57,627,378 shares and 57,440,895 shares issued and outstanding as at June 30, 2014 and December 31, 2013, respectively	7,430	7,376
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at June 30, 2014 and December 31, 2013, respectively	3,124	3,124
Additional paid-in capital	94,036	89,071
Accumulated other comprehensive income	37,632	43,381
Retained earnings	410,238	300,515

Total SouFun Holdings Limited shareholders’ equity	552,460	443,467

Noncontrolling interests	—	—

Total equity	552,460	443,467

TOTAL LIABILITIES AND EQUITY	1,628,969	1,505,089

SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Marketing services	74,303	58,947	121,286	94,760
E-commerce services	48,618	44,972	78,033	71,335
Listing services	41,674	38,423	83,819	65,257
Other value-added services	3,560	1,802	6,238	3,826

Total revenues	168,155	144,144	289,376	235,178

Cost of Revenues:
Cost of services	(29,291)	(26,124)	(54,196)	(46,154)

Total Cost of Revenues	(29,291)	(26,124)	(54,196)	(46,154)

Gross Profit	138,864	118,020	235,180	189,024

Operating expenses and income:
Selling expenses	(31,748)	(22,965)	(59,282)	(41,697)
General and administrative expenses	(25,852)	(19,424)	(45,168)	(34,484)
Other income	472	167	525	167

Operating Income	81,736	75,798	131,255	113,010

Foreign exchange gain (loss)	(1)	2	(13)	2
Interest income	12,836	6,315	24,180	11,993
Interest expense	(4,085)	(3,218)	(9,179)	(6,555)
Government grants	1,616	432	2,582	854
Realized gain on available-for-sale security (includes $821 accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale security)	—	821	—	821
Gain on bargain purchase	—	—	—	102

Income before income taxes and noncontrolling interests	92,102	80,150	148,825	120,227
Income tax expenses
Income tax expenses	(23,901)	(24,747)	(39,102)	(36,380)

Net income	68,201	55,403	109,723	83,847
Net income attributable to noncontrolling interests	—	35	—	70

Net income attributable to SouFun Holdings Limited shareholders	68,201	55,368	109,723	83,777
Other comprehensive income, net of tax
Foreign currency Translation	(6)	8,323	(7,840)	9,691
Realized gain on available-for-sale security	—	(821)	—	(821)
Unrealized gain on available-for-sale security	2,091	—	2,091	78

Total other comprehensive income, net of tax	2,085	7,502	(5,749)	8,948

Comprehensive income	70,286	62,905	103,974	92,795

Earnings per share for Class A and Class B ordinary shares
Basic	0.83	0.71	1.34	1.07
Diluted	0.77	0.67	1.24	1.01
Earnings per ADS
Basic	0.17	0.14	0.27	0.21
Diluted	0.15	0.13	0.25	0.20
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	81,917,870	77,923,911	81,885,231	77,962,391
Diluted	92,506,249	83,124,647	92,927,800	83,266,708
Weighted average number of ADSs outstanding:
Basic	409,589,351	389,619,555	409,426,156	389,811,955
Diluted	462,531,244	415,623,235	464,639,001	416,333,540

SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
GAAP income from operations	81,736	75,798	131,255	113,010
Share-based compensation expense	1,496	1,761	3,020	3,524
Non-GAAP income from operations	83,232	77,559	134,275	116,534
GAAP net income	68,201	55,403	109,723	83,847
One-off tax benefit	(4,657)	—	(4,657)	—
Withholding tax related to dividends	7,047	6,156	11,839	9,305
Realized gain on available-for-sale security (includes $821 accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale security)	—	(821)	—	(821)
Share-based compensation expense	1,496	1,761	3,020	3,524
Gain on bargain purchase	—	—	—	(102)
Non-GAAP net income	72,087	62,499	119,925	95,753

Net Income attributable to SouFun shareholders	68,201	55,368	109,723	83,777
One-off tax benefit	(4,657)	—	(4,657)	—
Withholding tax related to dividends	7,047	6,156	11,839	9,305
Realized gain on available-for-sale security (includes $821 accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale security)	—	(821)	—	(821)
Share-based compensation expense	1,496	1,761	3,020	3,524
Gain on bargain purchase	—	—	—	(102)
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	72,087	62,464	119,925	95,683

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.83	0.71	1.34	1.07
Diluted	0.77	0.67	1.24	1.01
GAAP earnings per ADS:
Basic	0.17	0.14	0.27	0.21
Diluted	0.15	0.13	0.25	0.20
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.88	0.80	1.46	1.23
Diluted	0.78	0.75	1.29	1.15
Non-GAAP earnings per ADS:
Basic	0.18	0.16	0.29	0.25
Diluted	0.16	0.15	0.26	0.23
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	81,917,870	77,923,911	81,885,231	77,962,391
Diluted	92,506,249	83,124,647	92,927,800	83,266,708
Weighted average number of ADSs outstanding:
Basic	409,589,351	389,619,555	409,426,156	389,811,955
Diluted	462,531,244	415,623,235	464,639,001	416,333,540

SouFun Holdings Limited

Reconciliation of Non-GAAP and Adjusted EBITDA

(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
Non-GAAP
Net income	72,087	62,499	119,925	95,753
Add back:
Interest expense	4,085	3,218	9,179	6,555
Income tax expenses	21,511	18,591	31,920	27,075
Depreciation expenses	2,859	2,663	5,678	4,162
Subtract:
Interest income	(12,836)	(6,315)	(24,180)	(11,993)

Adjusted EBITDA	87,706	80,656	142,522	121,552